                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Tumbleweed Communications Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    899690101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Lisa Yano
                            Morrison & Foerster LLP
  AIG Building, 11th Floor 1-1-3 Marunouchi, Chiyoda-ku, Tokyo 100-0005 JAPAN
                                 (03)3214-6522
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 11, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 13
                        Exhibit Index begins on Page 11

                                  SCHEDULE 13D

------------------------                                    --------------------
  CUSIP No.  B899690101                                      Page 2 of 13 Pages
------------------------                                    --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Hikari Tsushin, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Japan
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            4,314,989
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              4,314,989
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,314,989
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------

                  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Tumbleweed Communications Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 Saginaw Drive, Redwood City, California 94063.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The person filing this statement is Hikari Tsushin, Inc. Its business address is Ohtemachi Nomura Building, 24th Floor, 2-1-1 Ohtemachi, Chiyoda-ku, Tokyo, Japan. Hikari Tsushin, Inc. is a Japanese company. Its principal businesses include the sale of cell-phone contracts and equipment; sales, support and maintenance services on behalf of telecommunications companies; the resale and development of office equipment and a rental server business.

                  During the last five years, Hikari Tsushin, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Hikari Tsushin, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The names, business addresses, principal businesses and citizenship of each of the directors and executive officers of Hikari Tsushin, Inc. are set forth on Schedule I hereto. As of February 28, 1999, Mr. Shigeta, President and Representative Director of Hikari Tsushin, Inc., directly and indirectly owned approximately 69.4% of the common stock of Hikari Tsushin, Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On February 26, 1999, Hikari Tsushin, Inc. acquired beneficial ownership of 3,914,989 shares of Series C Preferred Stock at $3.576 per share, using working capital. Hikari Tsushin, Inc. did not purchase any of the Preferred Stock with borrowed funds. All of these shares of Preferred Stock were automatically converted into shares of Common Stock on August 11, 1999, in accordance with the terms of the Preferred Stock. August 11, 1999 was the date of the closing of the initial public offering of the Issuer's Common Stock.

                  On August 11, 1999, Hikari Tsushin, Inc. acquired beneficial ownership of 400,000 shares of Common Stock at $12 per share in the Issuer's initial public offering, using working capital. Hikari Tsushin, Inc. did not purchase any of the Common Stock with borrowed funds.

                  None of the persons listed in Schedule I hereto contributed any funds or other consideration toward the purchase of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Hikari Tsushin, Inc.'s acquisition of Preferred Stock and Common Stock was for investment purposes.

                  Hikari Tsushin, Inc. may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, the market price of the Common Stock, the availability of funds, other opportunities available to Hikari Tsushin, Inc. and other considerations. Hikari Tsushin Inc.'s ability to dispose of all or part of its interests is subject to restrictions set forth in Item 6 hereof. To the knowledge of Hikari Tsushin, Inc., each of the persons listed in Schedule I hereto may make the same evaluation and reserves the same rights.

                  As of the date of the filing of this statement, none of Hikari Tsushin, Inc., nor, to the knowledge of Hikari Tsushin, Inc., any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The percentage interest held by Hikari Tsushin, Inc. presented below and in Row 13 above is based on the number of shares of Common Stock reported to be outstanding as of August 11, 1999 immediately after the Issuer's initial public offering, in the Issuer's final prospectus filed pursuant to Rule 424(b)(4) on August 6, 1999 (the "Outstanding
Shares").

                  As of the date of the filing of this statement, Hikari Tsushin, Inc. directly and beneficially owned 4,314,989 shares of Common Stock, representing approximately 20.2% of the Outstanding Shares of the Issuer reported to be outstanding as of August 11, 1999.

                  Except as described in this Schedule 13D, none of Hikari Tsushin, Inc., nor, to the knowledge of Hikari Tsushin, Inc., any of its executive officers or directors, beneficially owns any Common Stock or securities convertible into Common Stock.

                  (b) Hikari Tsushin, Inc. has sole dispositive and voting power with respect to 4,314,989 shares of Common Stock, all of which are held directly by it.

                  (c) Except as described in this Schedule 13D, none of Hikari Tsushin, Inc., nor, to the knowledge of Hikari Tsushin, Inc., any of its executive officers or directors, has effected a transaction in the Common Stock during the 60 days preceding the date of this statement.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Issuer has entered into an investors' rights agreement (the "Investors' Rights Agreement") with its founders and all of the purchasers of its preferred stock, including Hikari Tsushin, Inc. Pursuant to the Investors' Rights Agreement, if the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the "1933 Act"), either for its own account or for the account of other security holders exercising registration rights, Hikari Tsushin, Inc. is entitled to notice of this registration and is entitled to include shares of Common Stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. Hikari Tsushin, Inc. may also require the Issuer to file a registration statement under the 1933 Act at its expense with respect to its shares of Common Stock ("Demand Registration Rights"), and the Issuer is required to use reasonable efforts to effect this registration, subject to conditions and limitations. The Demand Registration Rights granted to Hikari Tsushin, Inc. may be exercised only after August 6, 2000. Hikari Tsushin, Inc. may require the Issuer to file additional registration statements on Form S-3, subject to conditions and limitations. Pursuant to the Investors' Rights Agreement, a director of Hikari Tsushin, Inc. serves on the board of the Issuer's wholly-owned Japanese subsidiary.

                  Pursuant to a Lock-up Agreement, dated May 27, 1999, among the Issuer, the representatives of the underwriters of the initial public offering and Hikari Tsushin, Inc., Hikari Tsushin, Inc. has agreed, subject to certain exceptions, not to sell or otherwise dispose of all of its shares of Common Stock before February 2, 2000, without the prior written consent of Credit Suisse First Boston. Hikari Tsushin, Inc. is currently able to sell 400,000 shares of Common Stock and, after expiration of the lock-up, will be able to sell the remaining 3,914,989 shares of Common Stock without registration in accordance with Rule 144 under the 1933 Act.

                  The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto.

                  Except as set forth above, none of Hikari Tsushin, Inc., nor, to the knowledge of Hikari Tsushin, Inc., any of its executive officers or directors, is a party to any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



                                                                                                  Page
                                                                                                 Number
                                                                                                 ------
Exhibit 1         Investors' Rights Agreement dated as of February 26, 1999                        --
                  among the Issuer, the Founders and the holders of the Issuer's
                  Preferred Stock (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement filed on May 28, 1999).

Exhibit 2         Lock-up Agreement, dated May 27, 1999 among the Issuer,                          11
                  the Representatives and Hikari Tsushin, Inc.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           Hikari Tsushin, Inc.



Dated:  August 18, 1999                    By: /s/ Masahide Saito
                                               --------------------------------
                                           Name: Masahide Saito
                                           Title: Director

                           SCHEDULE I TO SCHEDULE 13D

                  Following is a list of each executive officer and director of Hikari Tsushin, Inc. setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of Japan and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


---------------------------------------------------------------------------------------------------
                                 POSITION WITH HIKARI             PRINCIPAL EMPLOYMENT AND
       NAME                          TSUSHIN, INC.                     BUSINESS ADDRESS
---------------------------------------------------------------------------------------------------
Yasumitsu Shigeta       President and Representative           Hikari Tsushin, Inc.
                        Director                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------
Etsuo Uehara            Executive Managing Director            Hikari Tsushin, Inc.
                                                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------
Kazuaki Baba            Executive Managing Director            Hikari Tsushin, Inc.
                                                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------
Kouki Sakurada          Executive Managing Director            Hikari Tsushin, Inc.
                                                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------
Shuichi Kukita          Executive Managing Director            Hikari Tsushin, Inc.
                                                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------
Tomoko Miyashita        Director                               Hikari Tsushin, Inc.
                                                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------
Takeshi Tamamura        Director                               Hikari Tsushin, Inc.
                                                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                 POSITION WITH HIKARI             PRINCIPAL EMPLOYMENT AND
       NAME                          TSUSHIN, INC.                     BUSINESS ADDRESS
---------------------------------------------------------------------------------------------------
Koh Gidoh               Director                               Hikari Tsushin, Inc.
                                                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------
Masahide Saito         Director                               Hikari Tsushin, Inc.
                                                               Ohtemachi Nomura Building, 24th
                                                               Floor, 2-1-1 Ohtemachi, Chiyoda-ku,
                                                               Tokyo, Japan
---------------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX

                                                                                                  Page
                                                                                                 Number
                                                                                                 ------
Exhibit 1         Investors' Rights Agreement dated as of February 26, 1999                        --
                  among the Issuer, the Founders and the holders of the Issuer's
                  Preferred Stock (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement filed on May 28, 1999).

Exhibit 2         Lock-up Agreement, dated May 27, 1999 among the Issuer,                          13
                  the Representatives and Hikari Tsushin, Inc.